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April 11, 2017

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	KLR Energy Acquisition Corp.
Revised Preliminary Proxy Statement on Form PRER14A
Filed April 6, 2017
File No. 1-37712

Ladies and Gentlemen:

Set forth below are the responses of KLR Energy Acquisition Corp. (the “Company”, “KLRE,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2017, with respect to the Revised Preliminary Proxy Statement on Form PRER14A, File No. 1-37712, filed with the Commission on April 6, 2017 (the “Proxy Statement”). In addition to the responses below, we have filed today a further revised version of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

April 11, 2017 Page 2

Risk Factors, page 46

Risks Related to Rosehill Operating’s Operations, page 46

The development of Rosehill Operating’s estimated proved undeveloped reserves…, page 57

1.	Revise this risk factor to address Rosehill Operating’s historical progress in converting proved undeveloped reserves (“PUDs”) and the extent to which this could impact your ability to comply with the requirement to drill PUDs within five years of their initial booking date following the proposed transaction.

RESPONSE:

We have revised the disclosure to add the requested information on page 57.

Information About Rosehill Operating, page 212

General, page 212

Proved Undeveloped Reserves, page 222

2.	We note your response to prior comment 2 and your disclosure stating that all PUDs will be drilled within five years of their initial booking date. Please expand on this statement to provide additional detail regarding Rosehill Operating’s development program and to describe how it results in the drilling of these PUDs in a timely manner. Your revised disclosure should address your ability to execute a development plan and estimate the costs to drill and develop these reserves considering that no development activity occurred during the prior two years. Refer to Item 1203(c) of Regulation S-K and Rule 4-10(a)(31) of Regulation S-X.

RESPONSE:

We have revised the disclosure to add a new section with the requested information, including additional detail regarding Rosehill Operating’s development program, on page 223.

April 11, 2017 Page 3

3.	Your response to prior comment 2 states that Rosehill Operating’s development plan included a total of 13 well locations associated with proved undeveloped reserves. Reconcile this statement with your disclosure on page 213 that there were “25 locations associated with proved undeveloped reserves as of December 31, 2016.”

RESPONSE:

As discussed in our response to prior comment 2, on December 31, 2016, Rosehill Operating had 13 locations associated with proved undeveloped reserves. The 25 locations that were previously referenced in the Proxy Statement had not been calculated based on SEC pricing, and as of December 31, 2016, twelve of these locations were not economic using SEC price assumptions and were not booked as PUDs as of December 31, 2016. We have revised the disclosure on pages 23, 55 and 213 to clarify that only 13 of Rosehill Operating’s 202 gross potential horizontal drilling locations were associated with proved undeveloped reserves at December 31, 2016.

As discussed in the Proxy Statement, Rosehill Operating calculates its “gross potential horizontal drilling locations” assuming 1,320 foot well spacing with 40 wells per 640-acre section across up to ten formations with the number of prospective formations varying from tract to tract depending on the geology of the specific area. Because this calculation is not based on SEC price assumptions, the decrease in PUD locations from 25 to 13 did not cause a corresponding reduction in Rosehill Operating’s 202 gross potential horizontal drilling locations. We have revised the disclosure on pages 23, 55 and 213 to clarify that, as of December 31, 2016, only 146 of Rosehill Operating’s gross potential horizontal drilling locations were economic based on SEC pricing assumptions.

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April 11, 2017 Page 4

Please contact the undersigned at (713) 758-2477 or W. Matthew Strock of the same firm at (713) 758-3452 should you require further information.

Very truly yours,

/s/ Sarah K. Morgan
Sarah K. Morgan

cc:	Securities and Exchange Commission

Jeannette Wong
Ethan Horowitz
Parhaum J. Hamidi

cc:	KLR Energy Acquisition Corp.

Gary C. Hanna
Edward Kovalik
T.J. Thom
Gregory R. Dow